# With Compliments





05008555





82-34826

SUPPL



**SOLBEC PHARMACEUTICALS LTD**

ACN 061 289 218
ABN 85 061 289 218

Unit 1, 298 Selby Street
OSBORNE PARK WA 6017
Postal: PO Box 2142
CHURCHLANDS WA 6018
Australia

Phone: +61 8 9446 7555
Fax: +61 8 9446 8777
Email: info@solbec.com.au
www.solbec.com.au






SOLBEC
PHARMACEUTICALS

# CORAMSINE™ PHASE I RESULTS AT ASCO

Summary:

- Solbec's Phase I Coramsine™ clinical trial results are published at the 2005 Annual Meeting of the American Society of Clinical Oncology.

**Perth, Australia. 18 May 2005.** Solbec is pleased to announce that results of its Phase I clinical trial of Coramsine™ for advanced solid tumours have been published at the Annual Meeting of the American Society of Clinical Oncology (ASCO).

The ASCO Annual Meeting is considered to be the premier educational and scientific event for doctors and researchers working in the field of cancer. It is attended by close to 30,000 delegates from around the world.

Speaking from ASCO, Managing Director, Stephen Carter, said "These Phase I results were reported to the market in February and the ASCO publication is an important step in reaching the specialist medical and scientific community with our findings."

The results published cover 19 patients with advanced, treatment resistant, solid tumours enrolled in the trial. The trial met its primary endpoint with safe dose levels being identified. The pharmacokinetic profile confirmed that Coramsine™ could be administered safely at a dose that gave potential therapeutic levels of the drug in the blood stream. Of the patients enrolled, three showed evidence of benefit with reduction in size of tumours.

Further information:

Stephen Carter
Managing Director / CEO
Solbec Pharmaceuticals Ltd
Phone +61 (08) 9446 7555 / 0412 154 029
stephen.carter@solbec.com.au

Media:
Rebecca Christie
Phone: +61 (02) 9237 2800 / 0417 382 391
rchristie@bcg.com.au

Solbec Pharmaceuticals

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of advanced solid tumours, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

www.solbec.com.au